

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Stanley Chia
Chief Executive Officer
Vivid Seats Inc.
111 N. Canal Street
Suite 800
Chicago, Illinois 60606

      Re: Vivid Seats Inc.
          Registration Statement on Form S-1
          Filed November 5, 2021
          File No. 333-260839

Dear Mr. Chia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Cathy A. Birkeland